Exhibit 99.2

HIRZEL CAPITAL MANAGEMENT, LLC
3963 Maple Ave. | Suite 170 | Dallas, TX 75201	Telephone: (214) 999-0014

Governance and Nominating Committee

c/o Secretary, Hawaiian Holdings, Inc.

3375 Koapaka Street, Suite G-350

Honolulu, HI 96819

Dear Members of the Governance and Nominating Committee:

I am writing to express my desire to join the Board of Directors for Hawaiian Holdings, Inc. I believe my skills would complement the current strengths of the Board and management team, as outlined below. I have spent my career studying and investing in companies, with many notable achievements along the way. As an investment, Hawaiian offers an intriguing opportunity given my thoughts on the future environment. It is also an important time for the company with the ongoing expansion into Asia and the changing environment in the capital markets. Each will be critical for future prosperity and are areas where I believe my expertise would be helpful.

MANAGEMENT AND LEADERSHIP EXPERIENCE

I currently lead a team of eight senior executives at Hirzel Capital, which is one of the most successful funds in the country. We have consistently provided returns of 20% annually to investors while taking far less risk than most other funds. I created a team of investors, board members and analysts who have worked together over the past five years to grow the firm and achieve our clients’ goals. We now have over 100 partners and $500 million in assets with almost no turnover. Many of our investors are some of the country’s most successful businessmen, whose knowledge and experiences I am able to draw from. I have a reputation of being grateful and honest as many investors choose someone they like and trust, even before investment performance is considered. Our firm holds the highest regard for ethical and fiduciary standards, which is as much personal as it is professional. I believe these traits transfer to my other endeavors and would serve the Board of Hawaiian Holdings as well.

I am very involved in the Dallas community with substantial involvement in four non-profits. I graduated with an MBA from the Cox School of Business at Southern Methodist University. In addition to serving on the Advisory Board for the Alternative Asset Management Center, I help teach an investment class each semester with my SMU mentor who took an interest in my development when I attended school. I now return the favor as I am a mentor to young BBA students. I have also been involved in the Dallas Museum of Art for nine years, and have worked to develop the Junior Associates Circle as a leader on the steering committee. I have been on the host committee of the Great Investors’ Best Ideas Foundation, which seeks to raise awareness for the Michael J. Fox Foundation for Parkinson’s Research, since it was founded in 2008. One of my business mentors, with whom I shared an office with, has Parkinson’s disease and founded this charity. My wife and I help organize the annual event that raises over $1 million each year to fund programs with the best chance of finding a cure for the disease. Finally, I have been working over the past year on the Methodist Dallas Hospital BrightER capital campaign committee to ensure the city of Dallas has the trauma and medical infrastructure required to handle its population growth. We are raising $20 million of private donations to help construct a new hospital later this year to serve as one of three Dallas hospitals able to care for lower income patients who visit the emergency room and need the additional care provided by a trauma center.

SKILLED AND DIVERSE BACKGROUND

My most notable achievement in business has been leading an investment company after a distinguished career working in New York and Dallas in the investment business. In early 2008, several of the most prominent investors in Dallas and one of the most distinguished businessmen in Texas helped launch Hirzel Capital based on my reputation and the investment acumen I had learned from a well-known investor. Our firm’s investment process looks beyond the current reported financials toward potential fundamentals assuming excellence in all areas of the business. Many investments emanate from instances where managers make long-term focused investments back into the business that may cause the short-term reported financials to be less then optimal. However, we have found that great managers tend to focus on returns on capital regardless of whether that capital shows up as short-term expenses. Our approach is to dig deeper to understand each business and find areas where these investments will lead to strong future fundamentals or to find instances where GAAP accounting isn’t a good representation of the economic earnings. In instances where execution is critical or where we have particular expertise, we offer any help we can to maximize the potential of the company. We have a talented team of people at Hirzel Capital with backgrounds in an array of sectors including management consulting, legal, private equity, investment banking, investment management and industry, as well as relationships with individuals I have built over the years.

LONG-TERM INTEREST IN HAWAIIAN

I wanted to provide some rationale for my interest in Hawaiian Holdings as a long-term investment. Four main reasons are outlined below.

First, I believe the company has a great franchise with well-established operations for inter- island and mainland-to-Hawaii flights. These segments have existed for a long time and, while performance changes with industry capacity decisions and macroeconomic factors, we believe they are on very solid footing for the long run.

Second, Asia is a big opportunity and I admire the company’s efforts in this area so far. We study the Asian economies very closely as the growing wealth there and their increased integration into global trade continues to drive global growth and affect companies around the world. In the past we have made several investments there. However, we have found that we can make investments in the United States that get the benefit of the growing middle class in Asia, but where we can also get to know the companies and management teams better. As it relates to Hawaiian, we know of the challenges in dealing with various cultures and government bodies, but we also believe that it will be worth the effort even if it isn’t immediately visible. China is likely to be the biggest opportunity, but will also likely be the most challenging due to its current booking system, Visa restrictions, and governance.

Third, I believe that fuel prices will decline relative to wages throughout the rest of the decade. I have a background in energy as my family has a small energy firm from a previous generation. Oil prices have risen due to China’s rapid expansion, not only in terms of real economic growth, but growth in its monetary supply as well after devaluing its currency in the 90s. Since the Renminbi is no longer undervalued relative to the dollar after this expansion, I believe this practice is ending and China will soon float its currency. The other major reason for currently high oil prices is that most capital drilling programs for oil were halted for a decade or more until the mid 2000s. With higher prices recently, this problem is going away as the rig count for oil has increased many times over during the past few years.

Fourth, from a financial perspective, I believe investors have a bias against airlines that I think will naturally lessen over time and can be mitigated in the current environment. Investors currently favor companies with highly predictable earnings that pay dividends, as the yield compares favorably to bank deposits or bond yields. Investors do not generally favor companies like Hawaiian with the potential for volatile earnings. As we have seen many times before, periods of oversupply in airline capacity combined with high fixed costs lead to severe earnings volatility. Historically, as the population growth exceeded industry expansion, times were flush and airlines expanded due to expectations of unsustainably high margins. With current lower population growth in the US leading to more consolidation rather than expansion, I believe industry supply changes will be more modest and predictable. This should lead to more stable earnings over time. Another bias is that airlines nearly always receive lower valuations in inflationary environments since depreciation tends to under-report required replacement capital expenditures based on the nature of GAAP accounting with a fixed depreciation schedule. I believe the inflationary environment for commodities has largely run its course. Therefore, the cost of planes in the future shouldn’t outpace general inflation or wages, so future capital expenditures or lease payments to replace planes shouldn’t be as costly on a relative basis. In the current environment of a savings glut with highly liquid markets and more sophistication in credit vehicles, lower lease and interest rates for financing planes should further lower this cost. With the proliferation of globalization, wealth concentration, financial repression and tax law changes, planning at Hawaiian to accommodate investors’ plunging cost of capital and preferences to match these circumstances can be very valuable in the future. Airlines are particularly interesting because investors’ returns are comprised of a very consistent returning asset (airplanes) and a very inconsistent income stream in franchise earnings due to airlines’ high fixed cost structure. Therefore, it is important to also have appropriate equity investors that embrace the nature of earnings volatility with a longer term view toward wealth creation.

COMMITMENT TO THE HAWAIIAN HOLDINGS BOARD OF DIRECTORS AND SHAREHOLDERS

On behalf of Hirzel Capital, as the largest shareholder in Hawaiian Holdings, I am committed to being a strong member of the Hawaiian Holdings Board of Directors. This summer, our firm will further limit new investments by not taking new investors beyond the current ones in order to focus on our current portfolio. I am personally and professionally focused on seeing Hawaiian remain a strong franchise and to help it make breakthroughs to consistently enhance its value. I am dedicated to serving the interests of the stockholders and look forward to bringing my skills, interests and qualifications to the board for years to come.

Thank you for your interest and time. I hope this letter serves to confirm that I would be a valuable addition to the Board in its continuing efforts to lead Hawaiian. I have attached my resume for your information. In addition, I could arrange for you to speak to any of our partners or many others as a reference to my integrity and reputation.

Regards,

Zac Hirzel, CFA

cc: Mr. Mark B. Dunkerley, President & Chief Executive Officer